Totem Inc.
(the “Company”)
a Tennessee Business Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS

RNB CAPITAL
Certified Public Accountants

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Totem Inc. Management

We have reviewed the accompanying financial statements of Totem Inc. (the Company) which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

April 23, 2026

TOTEM INC.
BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	23,867	55,136
Inventory		306,708	-
Other Current Assets		26,970	-
Total Current Assets		357,545	55,136
Non-Current Assets:			
Right of Use Asset		54,667	-
Fixed Assets, Net		32,899	14,848
Intangible Assets, Net		17,035	11,517
Total Non-Current Assets		104,601	26,365
TOTAL ASSETS	$	462,146	81,501
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	421,022	30,581
Loans Payable - Short Term		305,229	88,467
Operating Lease Liability - ST		40,734	-
Other Current Liabilities		7,769	38
Total Current Liabilities		774,754	119,086
Non-Current Liability:			
Operating Lease Liability - LT		13,932	-
Total Non-Current Liability		13,932	-
TOTAL LIABILITIES		788,686	119,086
EQUITY			
Common Stock		25,000	25,000
SAFE Notes		2,450,000	1,060,000
Accumulated Deficit		(2,801,540)	(1,122,585)
TOTAL EQUITY		(326,540)	(37,585)
TOTAL LIABILITIES AND EQUITY	$	462,146	81,501

See Accompanying Notes to these Unaudited Financial Statements

TOTEM INC.
STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenues			
Sales	$	1,687,886	979,866
Cost of Goods Sold		(1,435,100)	(973,554)
Gross Profit	$	252,786	6,312
Operating Expenses			
Payroll Expenses	$	822,709	370,752
Selling Expenses		230,265	87,707
Professional Fees		117,981	103,822
Advertising and Marketing Expenses		243,775	77,469
Research and Development		45,332	226,756
Depreciation and Amortization		14,088	3,760
Operating Lease Expense		28,000	-
General and Administrative Expenses		219,560	251,679
Total Operating Expenses		**1,721,710**	**1,121,945**
Total Loss from Operations	$	**(1,468,924)**	**(1,115,633)**
Other Income (Expense)			
Financing Expense	$	(135,901)	-
Interest Expense		(78,594)	-
Other Income (Expense)		4,464	(6,952)
Total Other Income (Expense)		**(210,031)**	**(6,952)**
Net Loss	**$**	**(1,678,955)**	**(1,122,585)**

See Accompanying Notes to these Unaudited Financial Statements

TOTEM INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock				
	# of Shares	$ Amount	SAFEs	Accumulated Deficit	Total Shareholders' Equity
Issuance of Common Stock	1,000,000	25,000	-	-	25,000
Safe Notes	-	-	1,060,000	-	1,060,000
Net Loss	-	-	-	(1,122,585)	(1,122,585)
Ending Balance at 12/31/24	1,000,000	25,000	1,060,000	(1,122,585)	(37,585)
Issuance of Common Stock	-		-	-	-
Safe Notes	-	-	1,390,000	-	1,390,000
Net Loss	-	-	-	(1,678,955)	(1,678,955)
Ending Balance at 05/31/25	1,000,000	25,000	2,450,000	(2,801,540)	(326,540)

See Accompanying Notes to these Unaudited Financial Statements

TOTEM INC.
STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net Loss	$	(1,678,955)	(1,122,585)
Adjustments to reconcile Net Loss to Net Cash used in operations:			
Depreciation and Amortization		14,088	3,760
Inventory		(306,708)	-
Other Current Assets		(26,972)	-
Accounts Payable		390,441	30,581
Other Current Liabilities		7,731	38
Total Adjustments to reconcile Net Loss to Net Cash used in operations:		78,580	34,379
Net Cash used in Operating Activities	$	(1,600,375)	(1,088,206)
INVESTING ACTIVITIES			
Purchase of Fixed Assets	$	(31,339)	(18,560)
Purchase of Intangible Assets		(6,318)	(11,565)
Net Cash used in Investing Activities	$	(37,657)	(30,125)
FINANCING ACTIVITIES			
Proceeds from Loans	$	216,762	88,467
Issuance of Stocks		-	25,000
Proceeds from Safe Notes		1,390,000	1,060,000
Net Cash provided by Financing Activities	$	1,606,762	1,173,467
Cash at the beginning of period		55,136	-
Net Cash increase (decrease) for period	$	(31,270)	55,136
Cash at end of period	$	23,867	55,136

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	78,594	-
Income taxes	-	-

Supplemental Disclosures of NonCash Investing and Financing Activities

ROU assets obtained in exchange for operating lease liabilities of $77,459 in 2025.

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Totem Inc. (the "Company"), a privately held corporation, was incorporated on January 19, 2024, in the state of Tennessee. The Company designs, manufactures, and sells the Totem Compass, a GPS-based friend-finding hardware device specifically developed for use at music festivals and other large-scale events. The Totem Compass enables users to locate their group in real time without the need for cellular service, Wi-Fi, or Bluetooth connectivity.

The Company generates revenue through both direct-to-consumer (DTC) sales via its e-commerce platform and business-to-business (B2B) sales to event organizers and retail partners. Its customers are located across the United States and internationally.

Totem Inc. plans to conduct a crowdfunding campaign under Regulation CF in 2026 to raise additional operating capital in support of its continued growth and expansion efforts.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which assumes the Company will continue to operate and meet its obligations in the normal course of business for at least twelve months from the date of issuance. Conditions that raise substantial doubt about the Company's ability to continue as a going concern include its commencement of principal operations, recurring operating losses, negative operating cash flows, and net capital deficiency, all of which are typical for an early-stage entity investing in product development and market expansion and may persist as the Company scales.

Management's plans to mitigate these conditions include raising additional capital through equity financings, which may include SAFEs or preferred equity, and continuing discussions with existing and prospective investors. The Company is also focused on accelerating revenue growth through customer acquisition, pricing optimization, and improved conversion rates, supported by early customer traction. In addition, management is implementing disciplined cost controls by prioritizing essential expenditures, deferring non-critical spending, and maintaining a lean operating structure, while investing in scalable technology and process improvements.

The Company is further seeking to preserve liquidity by negotiating extended payment terms with key vendors and maintaining a rolling cash flow forecast to monitor liquidity and support decision-making. However, there is no assurance that these plans will be sufficient to mitigate the conditions that raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $23,867 and $55,136 in cash as of December 31, 2025 and December 31, 2024, respectively.

Inventory

Inventory consisted primarily of finished goods related to the Company's Totem Compass product. It is stated at the lower of cost or net realizable value, using the first-in, first-out method. As of December 31, 2025, total inventory amounted to $306,708 .

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets. Depreciation expenses recognized totaled $13,288 and $3,712 for the years ended 2025 and 2024, respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment in 2025 and 2024.

A summary of the Company's property and equipment is shown below:

Property Type	Useful Life in Years	2025	2024
Furniture and Fixtures	5	49,899	18,560
Less Accumulated Depreciation		(17,000)	(3,712)
Totals		**32,899**	**14,848**

Intangibles-Patents

The Company accounts for patents as intangible assets in accordance with Accounting Standards Codification 350 ("ASC 350"), Intangibles-Goodwill and Other. Under ASC 350, the costs incurred to acquire patents, including legal fees associated with filing patent applications, are capitalized when the future economic benefits associated with the patents are expected to be realized by the Company. These capitalized costs are then amortized on a straight-line basis over the patents' estimated useful lives, which for legal patents generally coincides with their legal life of up to 20 years, or a shorter period if the asset is expected to provide benefits for less than its legal term.

In line with this standard, only costs directly attributable to securing and defending patents are capitalized. General research, preliminary project costs, and costs incurred after the expiration or abandonment of a patent are expensed as incurred. The Company reviews the remaining useful life of its patents at least annually and whenever events or circumstances indicate that the carrying value might not be recoverable. If the recoverability criteria are not met, the asset is tested for impairment and written down as necessary.

Accordingly, patent costs of the Company are amortized straight-line over their estimated useful life of 20 years as shown below:

Property Type	Useful Life in Years	2025	2024
Patent	20	17,883	11,565
Less Accumulated Amortization		(848)	(48)
Totals		**17,035**	**11,517**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through direct-to-consumer (DTC) and business-to-business (B2B) sales of its GPS-based Totem Compass devices. For DTC sales, the Company sells devices directly to individual consumers through its Shopify-based e-commerce platform. Payments are generally collected at checkout via credit card or other payment processors, with funds subsequently remitted to the Company through Shopify payout cycles. The Company's primary performance obligation is the delivery of the Totem Compass device to the customer.

For B2B sales, the Company sells devices to business customers such as retailers, distributors, and corporate buyers. These transactions are invoiced and payable on receipt, resulting in accounts receivable. The performance obligation is the delivery of the physical product to the customer.

For both revenue streams, revenue is recognized at a point in time when control of the product transfers to the customer, which generally occurs upon shipment of the device to the shipping carrier. Coincident with revenue recognition, the Company establishes a liability for expected product returns and records an asset (and a corresponding adjustment to cost of sales) reflecting its right to recover products from customers in settlement of refund liabilities.

Advertising and Marketing Costs

Advertising costs associated with marketing the Company's products and services are recognized as costs are incurred.

General and Administrative

General and administrative expenses are costs that support the Company's day-to-day business operations but are not directly attributable to specific products or services. These expenses primarily include business meeting and meal costs, office supplies, office and utilities, employee travel expenses, and other miscellaneous administrative costs and are expensed as costs are incurred.

Income Taxes

The Company is subject to federal and applicable state income taxes. For the year ended December 31, 2024, the Company filed its federal and applicable state income tax returns, which reported no current income taxes payable or refundable for the period. The differences between the net loss reported in the financial statements and taxable income reported in the 2024 income tax returns primarily relate to temporary differences, including depreciation, amortization, and other accruals. The resulting deferred tax assets have been fully offset by a valuation allowance, as management has concluded that it is more likely than not that the deferred tax assets will not be realized.

For the period ended December 31, 2025, the Company was required to file an income tax return; however, the return has not yet been filed as of the date of the report. Management intends to comply with all applicable tax filing requirements and is in the process of preparing the necessary filings. No provision for income taxes has been recorded in the accompanying financial statements for the year ended December 31, 2025, as management has not yet completed the determination of any income tax liability or benefit for the period; any adjustments identified upon completion of the tax return, including the recognition of additional deferred tax assets or liabilities and any related valuation allowance, will be recorded in the period in which the information becomes available. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable, and the Company's policy is to classify such amounts as a component of income tax expense.

Management has evaluated the Company's tax positions in accordance with ASC 740, Income Taxes, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2025.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company's CEO, Carter Fowler, and CTO, Chase Lemonds, are considered related parties due to their executive positions and equal 50% common stock ownership. The Company incurred compensation expenses to these related parties totaling $84,000 and $62,000 for the years ended December 31, 2025 and 2024, respectively, for each individual. These transactions represent management compensation and are considered to be on terms consistent with those applicable to other employees in similar roles.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company leases office space located at 1428 Williams Street, Suite Q, Chattanooga, Tennessee under a non-cancelable operating lease with a current lease term extending through May 2027. Monthly base rent is $3,500, and the lease provides the Company with options to renew for additional one-year periods thereafter. The lease is accounted for in accordance with ASC 842, Leases, resulting in the recognition of a right-of-use asset and corresponding lease liability. As a non-public entity, the Company has elected the risk-free rate practical expedient for its real estate leases; accordingly, the lease liability is measured using a risk-free discount rate of 3.88%.

Details of the operating lease are provided below:

	Year Ending
Lease expense	2025-12
Operating lease expense	28,000
Total	28,000

Other Information	
Operating cash flows from operating leases	24,500
ROU assets obtained in exchange for new operating lease liabilities	77,459
Weighted-average remaining lease term in years for operating leases	1.33
Weighted-average discount rate for operating leases	3.88%

Maturity Analysis	Operating
2026-12	42,000
2027-12	14,000
2028-12	-
2029-12	-
2030-12	-
Thereafter	-
Total undiscounted cash flows	56,000
Less: present value discount	(1,334)
Total lease liabilities	54,666

NOTE 5 – LIABILITIES AND DEBT

Short Term Notes:

In 2024, the Company entered into a business loan agreement with WebBank in the principal amount of $220,000. The loan had an effective repayment term of 18 months, with repayments equal to 17% of daily sales proceeds credited to the Company's Shopify account. Instead of a stated interest rate, the arrangement required a fixed monthly fee of $2,508 and was secured by a continuing, unconditional security interest in all Company assets, excluding real estate. This loan was fully repaid during 2025.

Upon repayment of the 2024 facility, the Company entered into a new business loan agreement with WebBank in 2025, also in the principal amount of $220,000. The new loan has an effective repayment term of 18 months, with repayments based on 17% of daily sales proceeds credited to the Company's Shopify account and a fixed monthly fee of $2,508 in lieu of a stated interest rate. The loan is secured by a continuing, unconditional security interest in all Company assets, excluding real estate, and is classified as current because repayments are tied to daily sales receipts and the outstanding balance is expected to be settled within the Company's operating cycle.

Sale of Future Receipts – In February 2025, the Company entered into a sale of future receipts agreement with Forward Financing LLC, selling $104,625 of future receipts for $75,000 in upfront proceeds. Repayments of $3,269 are debited weekly, representing approximately 7% of monthly receipts, until the total purchased amount is repaid over a term of up to three years. The arrangement is personally guaranteed by the Company's owners. The arrangement was fully repaid during 2025 and was no longer outstanding as of year-end.

Sale of Future Receipts - In July 2025, the Company entered into a sale of future receipts arrangement with Capitalize Group LLC for net proceeds of approximately $128,250 (purchase price $135,000 with a total repayment obligation of $193,050). There is no stated interest rate; however, the implied financing cost is approximately $64,800. The arrangement does not have a stated maturity date and is repayable until the total purchased amount is collected. The arrangement is secured by a security interest in the Company's future receivables and includes personal guarantees from the Company's owners.

Merchant Cash Advance - In October 2025, the Company entered into a merchant cash advance arrangement with Timeless Funding LLC for net proceeds of $36,000 (purchase price $40,000 with a total repayment obligation of $59,960). There is no stated interest rate; however, the implied financing cost is approximately $23,960. The arrangement is repayable through 25% of future receivables until the total purchased amount is collected. The arrangement is secured by a security interest over all current and future deposit accounts of the Company and is further supported by personal guarantees from the Company's owners.

Purchase of Future Receipts - In October 2025, the Company entered into an agreement for the purchase of future receipts with DMKA LLC dba The Smarter Merchant for net proceeds of approximately $76,350 (purchase price $80,000 with a total repayment obligation of $116,000). There is no stated interest rate; however, the implied financing cost is approximately $39,650. The arrangement is repayable through 8.16% of future receipts and fixed daily ACH payments of $725, subject to periodic reconciliation adjustments, until the total purchased amount is collected. The arrangement is secured by a security interest over the Company's current and future accounts and deposit accounts and is further supported by personal guarantees from the Company's owners.

During 2025, the Company received a $100,000 loan from an existing SAFE investor under an informal, unsecured arrangement with no fixed maturity date or stated interest. The investor has no board representation, governance rights, or other rights that would allow it to control or significantly influence the Company's financial or operating policies and, therefore, is not considered a related party.

The Company evaluated the substance of all of the above arrangements and concluded that they represent financing transactions within the scope of ASC 470, Debt, because the Company remains obligated to repay fixed amounts regardless of the legal form of the agreements. Accordingly, the proceeds are recognized as financial liabilities, with repayments applied against the outstanding principal balance and related financing costs amortized over the expected term of the arrangements. These obligations are classified as current due to their expected settlement within the Company's operating cycle and the lenders' ability to accelerate repayment in the event of default.

Details of the outstanding balances are provided below.

				For the Period Ended December 2025				For the Year Ended December 2024			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Term Loan	220,000	0%	18 mos.	58,033	-	58,033	-	88,467	-	88,467	-
Sale of Future Receipts	128,250	0%	No fixed maturity	49,513	-	49,513	-	-	-	-	-
Merchant Cash Advance	36,000	0%	No fixed maturity	46,308	-	46,308	-	-	-	-	-
Purchase of Future Receipts	76,350	0%	No fixed maturity	51,375	-	51,375	-	-	-	-	-
Notes Payable	100,000	0%	No fixed maturity	100,000	-	100,000	-	-	-	-	-
Total				305,229	-	305,229	-	88,467	-	88,467	-

NOTE 6 – EQUITY

The Company is authorized to issue 1,000,000 shares of common stock, all of which were issued upon incorporation to the two founding shareholders, Carter Fowler and Charles Lemonds. Each holds 500,000 shares, representing a 50% ownership interest.

Voting Rights: Each shareholder is entitled to one vote per share on matters requiring shareholder approval.

Dividends: Shareholders are entitled to receive dividends if and when declared by the Board of Directors.

Simple Agreements for Future Equity (SAFE)

During the period from 2024 through December 2025, the Company entered into multiple Simple Agreements for Future Equity ("SAFEs") with third-party investors. These agreements do not have a stated maturity date and do not accrue interest. Under the terms of each SAFE, investors are entitled to receive equity in the Company upon the occurrence of a qualified equity financing or a change of control, subject to the specific conversion provisions of the respective agreements. The SAFEs include conversion features based on valuation caps ranging from $4 million to $25 million and may also provide for conversion at an 80% discount to the price per share of the triggering financing event.

The Company evaluated the terms and conditions of the SAFEs and determined that settlement will ultimately occur through the issuance of the Company's equity securities. Accordingly, the SAFEs are classified as equity instruments. The total outstanding principal amount of SAFEs was $2,450,000 and $1,060,000 as of December 31, 2025 and December 31, 2024, respectively.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 23, 2026, the date these financial statements were available to be issued.

Subsequent to December 31, 2025, the Company raised net proceeds of $198,629 through a Regulation Crowdfunding offering conducted via special purpose vehicles managed by Wefunder, pursuant to a Listing Agreement dated November 5, 2025.

On April 15, 2026, the Company entered into a new business Loan Agreement with WebBank for gross proceeds of $280,000, with a total repayment obligation of $318,080, inclusive of financing costs. Repayments are structured as 17% of daily Shopify sales, subject to minimum repayment thresholds of 30% within six months and 60% within twelve months, with a maximum term of 18 months. The arrangement is secured by a lien on substantially all Company assets, excluding real estate.

During the period from January to February 2026, the Company entered into multiple Simple Agreements for Future Equity ("SAFEs") with third-party investors totaling $353,567. The SAFEs have no stated maturity date and do not accrue interest. Under the terms of these agreements, investors are entitled to receive equity in the Company upon the occurrence of a qualified equity financing or a change of control, in accordance with the specific conversion provisions of each SAFE. The SAFEs include conversion features based on valuation caps ranging from $12 million to $15 million and may also provide for conversion at an effective 80% of the price per share in the triggering financing event.

In addition, the $100,000 loan from an existing SAFE holder, as described in Note 5, was converted into a SAFE in January 2026 under terms and conditions consistent with those disclosed in Note 6.